UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________
Form 11-K
__________________________________

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 000-19599

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and address of the plan, if different from that of the issuer named below)

WORLD ACCEPTANCE CORPORATION
104 S. Main Street, Greenville, South Carolina 29601
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

WORLD ACCEPTANCE CORPORATION
Form 11-K

GLOSSARY OF DEFINED TERMS

The following terms may be used throughout this Report.

Term	Definition
ASC	Accounting Standards Codification
CODA	Cash or Deferred Arrangement
Employer	World Acceptance Corporation
ERISA	Employee Retirement Income Security Act of 1974, as amended
Fidelity	Fidelity Management Trust Company
FASB	Financial Accounting Standards Board
GAAP	U.S. Generally Accepted Accounting Principles
NAV	Net Asset Value
Plan	World Acceptance Corporation Retirement Savings Plan
Plan Sponsor	World Acceptance Corporation
SEC	U.S. Securities and Exchange Commission

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets:
Investments at fair value	$67,781,602	$58,940,244

Receivables:
Notes receivable from participants	2,825,028	2,790,849
Participants' contributions	143,951	136,984
Employer's contributions	50,593	49,414
Total receivables	3,019,572	2,977,247
Total assets	70,801,174	61,917,491

Liabilities:
Refund payable for excess contributions	127,545	85,923
Total liabilities	127,545	85,923
Net assets available for benefits	$70,673,629	$61,831,568

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2023
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$9,622,567
Dividends and interest	1,432,792
Total investment income	11,055,359
Interest income on notes receivable from participants	163,078
Contributions:
Employer, net of forfeitures	1,539,718
Participant	4,188,936
Rollovers	226,843
Total contributions	5,955,497
Total additions	17,173,934

Deductions from net assets attributed to:
Benefits paid to participants	8,185,864
Administrative expenses	146,009
Total deductions	8,331,873
Net increase in net assets available for benefits	8,842,061

Net assets available for benefits at beginning of year	61,831,568
Net assets available for benefits at end of year	$70,673,629

See accompanying notes to financial statements.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Notes to Financial Statements

(1)Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

    General

The Plan was formed in February 1993 and is a defined-contribution plan subject to the provisions of ERISA. Quarterly, employees of the Plan Sponsor who meet eligibility requirements may elect to become participants in the Plan. Eligibility requirements include a) being at least 21 years of age and b) having completed at least six months of service.

Fidelity is the Plan's trustee and custodian of all Plan assets.

The Retirement Plan Committee determines the appropriateness of the Plan's investment offerings, monitors investment performance, and reports to the Employer's board of directors.

Administrative Costs

Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements. Administrative expenses include fees related to the administration of notes receivable charged directly to the participant's account and certain recordkeeping and consulting fees paid by the Plan. Investment-related expenses are included in net appreciation (depreciation) of fair value of investments.

Contributions

The Plan provides for participant contributions on a pre-tax compensation reduction basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). The Plan also allows participants to make contributions on an after-tax basis (Roth-type). Participants may elect to contribute to the Plan by deferring up to 100% of annual compensation up to specified maximum amounts. The Employer matches a specified percentage of employee contributions, as determined by the Employer. For 2023, the Employer matched 50% of each employee's contributions up to the first 6% of the employee's eligible compensation, providing a maximum Employer contribution of 3% of eligible compensation. The Employer may also contribute a discretionary, non-elective Employer contribution as determined annually by the Employer. There were no discretionary, non-elective Employer contributions in Plan year 2023. Contributions are subject to certain Internal Revenue Service limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Employer’s matching contribution. Discretionary, non-elective Employer contributions are allocated to individual participant accounts based on the proportion of each participant’s annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income (loss) and administrative expenses are allocated to the individual participant accounts based on the proportion of each participant’s account balance compared to the total balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings (losses) thereon. Vesting of Employer contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, according to the following schedule:

Years of service	Percent of Employer Contributions
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

Investment Options

A participant may direct employee contributions in 1% increments in a variety of investment options. Participants may make changes in their investment elections at any time. Participants may change their deferral percentage as of each payroll period.

Notes Receivable from Participants

The Plan allows participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at prime plus 1%. For participant loans outstanding as of December 31, 2023, interest rates ranged from 3.25% to 9.50% and mature through December 2030. Principal and interest are paid through payroll deductions although lump sum prepayments are allowed. As of June 5, 2020, the Plan no longer allowed for participant refinancing or re-consolidation of outstanding loan balances. Any outstanding loan must be paid in full prior to a new loan being issued. This change did not affect loans that were outstanding prior to June 5, 2020.

Payment of Benefits

Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, financial hardship (as defined by the Plan), at age 59 ½ while still employed, or termination of employment for any other reason. The methods of distribution include lump-sum distribution, substantially equal installments, or partial withdrawals, provided the minimum withdrawal is $1,000.

Forfeitures

Forfeitures are used to reduce Plan expenses or Employer contributions to the Plan. For the year ended December 31, 2023, forfeitures used to pay Plan expenses totaled approximately $46,500 and forfeitures used to reduce Employer contributions totaled approximately $109,000. There were $20,913 and $68,430 of unapplied forfeitures as of December 31, 2023 and 2022, respectively.

(2)Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on an accrual basis of accounting in accordance with GAAP.

Investments

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Retirement Plan Committee determines the Plan's valuation policies utilizing information provided by the trustee. See Note 6 for discussion of fair value measurement. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation or depreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make the scheduled repayments and the Plan Administrator deems the participant to be in default, the participant’s note receivable is reduced and a benefit payment is recorded based on the terms of the Plan. No allowance for credit losses was recorded as of December 31, 2023 and 2022.

Contributions

Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the participant compensation is earned. All participant and Employer contributions are participant-directed.

Refund Payable for Excess Contributions

Amounts payable to participants in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. Refunds payable to participants at December 31, 2023 and 2022 were $127,545 and $85,923, respectively. These refunds were due to excess contributions, which were refunded to participants in 2024 for the year ended December 31, 2023, and in 2023 for the year ended December 31, 2022.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Risk

The Plan provides for various registered investment company (mutual fund) investment options in stocks, bonds and fixed income securities, as well as direct common stock investments and a common collective trust fund. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(3)Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in Employer contributions.

(4)Tax Status

Effective September 1, 2021, the Plan adopted a non-standardized pre-approved profit sharing plan with CODA sponsored by Fidelity Management & Research Company, an affiliate of Fidelity. Fidelity Management & Research Company obtained an opinion letter from the Internal Revenue Service dated June 30, 2020 as to the non-standardized pre-approved profit sharing plan's qualified status. The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Code and continues to qualify and to operate as designed.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken, or expected to be taken, that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)Related Party and Party-in-Interest Transactions

As the recordkeeper of the Plan and a related affiliate of the Plan's current trustee, Fidelity, Fidelity Management & Research Company qualifies as a party-in-interest to the Plan. MMC Securities Corporations, serving in its capacity as an investment adviser to the Plan also qualifies as a party-in-interest. Administrative fees remitted to Fidelity Management & Research Company and MMC Securities Corporations totaled $99,543 and $46,466 in 2023, respectively, and are included in administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.

Plan assets also include shares of World Acceptance Corporation common stock. World Acceptance Corporation, as the Plan Sponsor, qualifies as a party-in-interest for transactions involving the aforementioned assets. The investment in World Acceptance Corporation common stock was $2,978,650 and $1,609,036 at December 31, 2023 and 2022, respectively, and is participant directed.

Participant loans held by the Plan qualify as party-in-interest transactions.

(6)Fair Value

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

◦Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
◦Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are less active.
◦Level 3 – Unobservable inputs for assets or liabilities reflecting the reporting entity’s own assumptions.

The following tables set forth the fair value of the Plan’s investments by category within the fair value hierarchy, if applicable, as of December 31, 2023 and 2022.

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$56,983,671	$56,983,671	$—	$—
Common stock	2,978,650	2,978,650	—	—
Total	$59,962,321	$59,962,321	$—	$—

Investments measured at NAV[1]	$7,819,281

Total investments at fair value	$67,781,602

	December 31, 2022
	Total	Level 1	Level 2	Level 3
Investments at fair value
Mutual funds	$48,287,417	$48,287,417	$—	$—
Common stock	1,609,036	1,609,036	—	—
Total investments at fair value	$49,896,453	$49,896,453	$—	$—

Investments measured at NAV[1]	$9,043,791

Total investments at fair value	$58,940,244

The following table set forth additional disclosures of the Plan's investments for which the fair value is measured using the NAV per share as a practical expedient as of December 31, 2023 and 2022.

	December 31, 2023
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Invesco Stable Value Fund	$7,819,281	$—	Daily	3 days

	December 31, 2022
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Invesco Stable Value Fund	$9,043,791	$—	Daily	3 days

Valuation methodologies for the asset classes listed above are described below. There have been no changes in the methodologies used at December 31, 2023 and 2022.

1 In accordance with the Fair Value Measurements topic, certain investments that were measured at NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Mutual funds: Valued at daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust stable value fund: A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued at the NAV of units of the collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

(7)Reconciliation of Financial Statements to Form 5500

The following table reconciles net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$70,673,629	$61,831,568
Differences in:
Investments - participant loans	2,455,956	2,401,841
Receivable - notes receivable from participants	(2,825,028)	(2,790,849)
Excess contributions payable included in financial statements but not in Form 5500	127,545	85,923
Contributions receivable	(194,544)	(186,398)
Net assets per Form 5500	$70,237,558	$61,342,085

The following table reconciles the net increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31, 2023:

2023
Net increase in net assets available for benefits per the financial statements	$8,842,061
Change in defaulted loans	19,936
Excess contributions payable included in financial statements but not in Form 5500 at:
December 31, 2023	127,545
December 31, 2022	(85,923)
Contributions receivable included in financial statements but not in Form 5500 at:
December 31, 2023	(194,544)
December 31, 2022	186,398
Net income per Form 5500	$8,895,473

(8)Subsequent Events

The Plan Sponsor is not aware of any significant events occurring subsequent to December 31, 2023 and through June 13, 2024 that would have a material effect on the financial statements thereby requiring adjustment or disclosure.

WORLD ACCEPTANCE CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

(a)	(b)	(c)	(d)	(e)
Party in-interest	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Mutual Funds:
	Alliance Bernstein	Alliance Bernstein Discovery Value A Fund	**	$468,493
	BlackRock	Blackrock Lifepath Index 2060 K Fund	**	2,154,926
	BlackRock	Blackrock Lifepath Index 2065 K Fund	**	540,898
	BlackRock	Blackrock Lifepath Index Retirement K Fund	**	1,344,149
	BlackRock	Blackrock Lifepath Index 2025 K Fund	**	2,206,024
	BlackRock	Blackrock Lifepath Index 2030 K Fund	**	6,596,903
	BlackRock	Blackrock Lifepath Index 2035 K Fund	**	8,243,573
	BlackRock	Blackrock Lifepath Index 2040 K Fund	**	7,586,803
	BlackRock	Blackrock Lifepath Index 2045 K Fund	**	9,040,731
	BlackRock	Blackrock Lifepath Index 2050 K Fund	**	5,238,978
	BlackRock	Blackrock Lifepath Index 2055 K Fund	**	3,677,957
	Hartford Mutual Funds	Hartford International Opportunities Y Fund	**	464,477
	Metropolitan Life Insurance Co	Metro West Total Return Bond Admiral Fund	**	314,300
	MFS Investment Management	MFS Value R3 Fund	**	599,742
	T. Rowe Price Funds	T. Rowe Price Blue Chip Growth Fund	**	2,014,583
	Vanguard Group	Vanguard Extended Market Index Admiral Fund	**	1,388,633
	Vanguard Group	Vanguard Total Bond Market Index Admiral Fund	**	340,718
	Vanguard Group	Vanguard 500 Index Admiral Fund	**	2,838,969
	Vanguard Group	Vanguard Total International Stock Index Admiral Fund	**	601,320
	William Blair & Company	William Blair Small-Mid Cap Growth I Fund	**	1,309,721
				56,971,898
	Common Collective Trust Fund:
	Invesco Trust Company	Invesco Stable Value Fund, Class B1	**	7,819,281

*	Participant Loans	Interest rates from 3.25% to 9.50% and maturity dates through December 2030***	**	2,455,956

	Common Stock:
*	World Acceptance Corporation	Common stock, no par value (quoted at fair value)	**	2,978,650

	Money Market Mutual Funds****:
*	Fidelity	Fidelity Govt Money Market	**	24
*	Fidelity	Fidelity Govt Money Market K6	**	11,749
		Total		$70,237,558

*	Indicates party-in-interest to the Plan
**	Cost information has not been included in column (d) because all investments are participant-directed
***	The accompanying financial statements classify participant loans as notes receivable from participants. Amount is net of $369,072 in deemed loan distributions.
****	Presented with mutual funds in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee, Plan Administrator, and Plan Participants of World Acceptance Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of World Acceptance Corporation Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2014.

Atlanta, Georgia
June 13, 2024

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference
			Form or Registration Number	Exhibit	Filing Date
23	Consent of RSM US LLP	*

*	Submitted electronically herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

By: World Acceptance Corporation
Retirement Plan Committee
Date:	June 13, 2024

By: /s/ R. Chad Prashad
R. Chad Prashad
President and Chief Executive Officer
Date:	June 13, 2024

By: /s/ Lindsay Caulder
Lindsay Caulder
Senior Vice President, Human Resources
Date:	June 13, 2024